Certificate of Continuance

Canada Business Corporations Act

Certificat de prorogation

Loi canadienne sur les sociétés par actions

CLIFTON STAR RESOURCES INC.

Corporate name / Dénomination sociale

772862-0

Corporation number / Numéro de société

I HEREBY CERTIFY that the above-named corporation, the articles of continuance of which are attached, is continued under section 187 of the *Canada Business Corporations Act*.

JE CERTIFIE que la société susmentionnée, dont les clauses de prorogation sont jointes, est prorogée en vertu de l'article 187 de la *Loi canadienne sur les sociétés par actions.*

Marcie Girouard

Director / Directeur

2010-12-29

Date of Continuance (YYYY-MM-DD)
Date de prorogation (AAAA-MM-JJ)

Industry Canada | Industrie Canada

Canada Business Corporations Act (CBCA) | Loi canadienne sur les sociétés par actions (LCSA)

Form 11

FORM 11 ARTICLES OF CONTINUANCE (SECTION 187)
FORMULAIRE 11 CLAUSES DE PROROGATION (ARTICLE 187)

1 -- Name of the Corporation / Dénomination sociale de la société

CLIFTON STAR RESOURCES INC.

2 -- The province or territory in Canada where the registered office is situated (do not indicate the full address) / La province ou le territoire au Canada où est situé le siège social (n'indiquez pas l'adresse complète)

British Columbia

3 -- The classes and any maximum number of shares that the corporation is authorized to issue / Catégories et tout nombre maximal d'actions que la société est autorisée à émettre

The annexed schedule in incorporated in this form.

4 -- Restrictions, if any, on share transfers / Restrictions sur le transfert des actions, s'il y a lieu

The annexed schedule is incorporated in this form.

5 -- Minimum and maximum number of directors (for a fixed number of directors, please indicate the same number in both boxes) / Nombre minimal et maximal d'administrateurs (pour un nombre fixe, veuillez indiquer le même nombre dans les deux cases)

Minimum: 3 Maximum: 15

Minimal : Maximal :

6 -- Restrictions, if any, on business the corporation may carry on / Limites imposées à l'activité commerciale de la société, s'il y a lieu

The annexed schedule is incorporated in this form.

7 -- (1) If change of name effected, previous name / (1) S'il y a changement de dénomination sociale, indiquer la dénomination sociale antérieure

(2) Details of incorporation / (2) Détails de la constitution

Date: 1981-04-30, Jurisdiction: British Columbia

8 -- Other provisions, if any / Autres dispositions, s'il y a lieu

The annexed schedule is incorporated in this form.

9 -- **Declaration:** I hereby certify that I am a director or an officer of the corporation. / **Déclaration :** J'atteste que je suis un administrateur ou un dirigeant de la société.

Signature

Printed Name - Nom en lettres moulées

Harry Miller

Note: Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000.00 or to imprisonment for a term not exceeding six months or both (subsection 250(1) of the CBCA).

Nota : Faire une fausse déclaration constitue une infraction et son auteur, sur déclaration de culpabilité par procédure sommaire, est passible d'une amende maximale de 5 000 $ ou d'un emprisonnement maximal de six mois, ou de ces deux peines (paragraphe 250(1) de la LCSA).

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Item 3 – Shares / Rubrique 3 – Actions

Schedule/Annexe

An unlimited number of common shares without nominal or par value.

Item 4 – Restrictions on share transfers / Rubrique 4 – Restrictions sur le transfert des actions

SCHEDULE

No restrictions.

Item 6 – Restrictions - Business / Rubrique 6 – Restrictions – activité commerciale

SCHEDULE

No restrictions.

Item 8 – Other Provisions / Rubrique 8 – Autres dispositions

Schedule/Annexe

The directors may appoint one or more additional directors, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders.

Industry Canada Industrie Canada
Corporations Canada Corporations Canada

Initial Registered Office Address and First Board of Directors

(To be filed with Articles of Incorporation, Amalgamation and Continuance)
(Sections 19 and 106 of the Canada Business Corporations Act (CBCA))

Form 2

Changes to the registered office or the board of directors are to be made by filing Form 3 — Change of Registered Office Address or Form 6 — Changes Regarding Directors.

Instructions

4 At least 25 per cent of the directors of a corporation must be Canadian residents. If a corporation has four directors or less, at least one director must be a Canadian resident (subsection 105(3) of the *Canada Business Corporations Act* (CBCA)).

If the corporation is a "distributing" corporation, there must be at least three directors.

However, the board of directors of corporations operating in uranium mining, book publishing and distribution, book sale or film and video distribution must be comprised of a majority of Canadian residents (subsection 105(3.1) of the CBCA). If the space available is insufficient, please attach a schedule to the form.

5 **Declaration**
In the case of an incorporation, this form must be signed by the incorporator. In the case of an amalgamation or a continuance, this form must be signed by a director or an officer of the corporation (subsection 262.(2) of the CBCA).

General

The information you provide in this document is collected under the authority of the CBCA and will be stored in personal information bank number IC/PPU-049. Personal information that you provide is protected under the provisions of the *Privacy Act*. However, public disclosure pursuant to section 266 of the CBCA is permitted under the *Privacy Act*.

If you require more information, please consult our website at www.corporationscanada.ic.gc.ca or contact us at 613-941-9042 (Ottawa region), toll-free at 1-866-333-5556 or by email at corporationscanada@ic.gc.ca.

1 Corporation name

CLIFTON STAR RESOURCES INC.

2 Address of registered office (must be a street address, a P.O. Box is not acceptable)

470 Grandville Street, Suite 836
NUMBER AND STREET NAME

City	Province/Territory	Postal code
Vancouver	British Columbia	V6C 1V5

3 Mailing address (if different from the registered office)

SAME AS ABOVE ☑

ATTENTION OF

NUMBER AND STREET NAME

CITY PROVINCE/TERRITORY POSTAL CODE

4 Members of the board of directors

First name Last name	Residential address (must be a street address, a P.O. Box is not acceptable)	Canadian resident (Yes/No)
PHILIP NOLAN	32, avenue Maplewood, Outremont, QC, Canada H2V 2M1	Yes
PETER GUNDY	111C Queen Street East, Toronto, ON, Canada M5C 1S2	Yes
ROSS GLANVILLE	595 Burrard Street, P.O. Box 48296, Bentall Center, Vancouver, BC, Canada V7X 1A1	Yes
NICHOLAS SEGOUNIS	7691 Willowfield Drive, Richmond, BC, Canada V7E 4S8	Yes
FRED ARCHIBALD	668 Millway Avenue, Suite 16, Concord, ON, Canada L4K 3V2	Yes

5 Declaration

I hereby certify that I have relevant knowledge and that I am authorized to sign and submit this form.

SIGNATURE

Harry Miller (604) 688-4706
PRINT NAME TELEPHONE NUMBER

Note: Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250(1) of the CBCA).

File documents online
(except for Articles of Amalgamation):
Corporations Canada Online Filing Centre:
www.corporationscanada.ic.gc.ca

Or send documents by mail:
Director General,
Corporations Canada
Jean Edmonds Tower South
9th Floor
365 Laurier Ave. West
Ottawa ON K1A 0C8

By Facsimile:
613-941-0999

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Canada

IC 2904 (2006/12)

Industry Canada Industrie Canada

Corporations Canada Corporations Canada

Form 2

Initial Registered Office Address and First Board of Directors

(To be filed with Articles of Incorporation, Amalgamation and Continuance)

(Sections 19 and 106 of the Canadian Business Corporations Act (CBCA))

Annex

Instructions

4 At least 25 per cent of the directors of a corporation must be Canadian residents. If a corporation has four directors or less, at least one director must be a Canadian residen (subsection 105(3) of the *Canada Business Corporations Act* (CBCA)).

If the corporation is a "distributing" corporation, there must be at least three directors.

However, the board of directors of corporations operating in uranium mining, book publishing and distribution, book sale or film and video distribution must be comprised of a majority of Canadian residents (subsection 105(3.1) of the CBCA). If the space available is insufficient, please attach a schedule to the form.

4 Members of the board of directors

FIRST NAME LAST NAME	RESIDENTIAL ADDRESS (must be a street address, a P.O. Box is not acceptable)	CANADIAN RESIDENT (Yes/No)
HARRY MILLER	401 Detwiller Lane, Bellevue, WA, United States 98004	No

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